EXHIBIT 99.1

GENERAL FINANCE CORPORATION

Investor Presentation | Through Third Quarter Ended March 31, 2014








GeneralFINANCE
CORPORATION

NASDAQ: GFN

Forward-Looking Statements

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those contained in filings with the U.S. Securities and Exchange Commission.

GeneralFINANCE
C O R P O R A T I O N

Presenters

Ronald F. Valenta
President and CEO

- CEO since inception in 2006
- Founder and CEO of Mobile Services Group, Inc. from 1988 to 2003
- Founding Director of National Portable Storage Association
- Previously with Public Storage, Inc. and Arthur Andersen & Co.

Charles E. Barrantes
Executive VP and CFO

- CFO since 2006
- Previously CFO of Royce Medical Company and CFO of Earl Scheib, Inc.
- Previously with Arthur Andersen & Co.

GeneralFINANCE
CORPORATION

General Finance at a Glance

- The parent company of businesses in the mobile storage, liquid containment and modular space industries (portable services)
- Management's seasoned expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for its subsidiaries
- Ownership in leading providers of mobile storage, liquid containment and modular space businesses
  - Over 50% ownership of Royal Wolf Holdings Ltd.
  - 100% ownership of Pac-Van, Inc.
  - 100% ownership of Lone Star Tank Rentals, Inc., a domestic provider of portable liquid storage tank containers and services
- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks to the oil and gas industry
- TTM (3/31/14) consolidated revenue of $262.0 million; consolidated adjusted EBITDA of $58.7 million*









Pac-Van

LONE STAR TANK RENTAL INC.™

ROYAL WOLF

SOUTHERN FRAC TANK MANUFACTURING

*Please see Reconciliation of Consolidated Adjusted EBITDA in the Appendix. Does not include results from Lone Star Tank Rentals, Inc. which was acquired on April 7, 2014.

Investment Highlights

- Seasoned and proven management in portable services industry

- Established branch networks and high quality lease fleet provide attractive expansion platform

- Strong financial performance driven by increases in lease fleet and pricing

- Diversified customer base and emphasis on recurring lease revenues limits risk

- Businesses generate attractive cash flows prior to fleet expansion investment

- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

GeneralFINANCE
CORPORATION

Additional Key Members of Senior Management

Corporate:

Jeffrey A. Kluckman
Executive VP, Business Development

15+ year background in business development for rental services, including mobile storage, modular space, equipment rental; VP of M&A for Mobile Mini, Inc. (NASDAQ: MINI); similar positions with Mobile Storage Group, Inc. (acquired by Mobile Mini in 2008), RSC Equipment Rental, Inc. (NYSE: RRR)

Pac –Van:

Ted Mourouzis
President and COO

15+ years with Pac-Van, 14 as COO; past experience includes management consulting for Deloitte & Touche and controller for a 3M joint venture; MBA from The Wharton School of the University of Pennsylvania and BA from Stanford University

Royal Wolf:

Robert Allan
Chief Executive Officer

30+ years experience in Australia's container leasing and logistics industry; as Royal Wolf CEO, has implemented portable buildings product line, introduced 50 new products and doubled size of distribution network; Group General Manager of IPS Logistics Pty Ltd; Regional Director of Triton International

In addition, each operating unit has very capable senior managers with extensive experience in their respective fields of equipment leasing, operations, accounting, finance, legal and sales.

GeneralFINANCE CORPORATION

Our Products

Storage Containers	Freight Containers





- New and used shipping containers that provide a flexible, low cost alternative to warehousing
- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.
- Key end markets include:
  - Construction
  - Commercial
  - Industrial

- Specifically designed containers for transport of products by road and rail
- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.
- Key end markets include:
  - Distribution & Logistics
  - Moving & Transportation
  - Road & Rail

Fleet Units (3/31/14): 37,088

Fleet Units (3/31/14): 9,578

GeneralFINANCE
CORPORATION

Our Products

Portable Building Containers



- Modified or specifically-manufactured containers that provide self contained office space of living space

- Applications include offices, lunch rooms, change rooms, first aid rooms and shower rooms

- Key end markets include:
  - Mining
  - Construction
  - Events
- Referred to as office containers or ground level offices ("GLOs") in North America

Fleet Units (3/31/14): 6,019

Portable Liquid Tank Containers



- Portable liquid storage tank containers ("frac tanks") are manufactured steel containers with fixed steel axles for transport

- Products typically include features such as guardrails, safety stairways, multiple entry ways, a sloped bottom for easy cleaning, an epoxy lining, and various feed and drain lines

- Key end markets include:
  - Oil and Gas exploration
  - Chemical and Industrial
  - Environmental remediation
  - Wastewater treatment

Fleet Units (3/31/14): 1,292*

GeneralFINANCE
CORPORATION

* Not including approximately 1,400 units that were acquired as a result of the Lone Star Rental, Inc. acquisition, which closed on April 7, 2014

Our Products

Mobile Offices



- Re-locatable units with aluminum or wood exteriors on wood (or steel) frames on a steel carriage fitted with axles

- Offices can be configured according to individual requirements, with units ranging from 10ft to 40ft in length

- Key end markets include:
  - Construction
  - Government
  - Events

Fleet Units (3/31/14): 4,604

Modular Buildings



- Manufactured buildings that provide customers with temporary or semi-permanent additional space

- Buildings range in size from 1,000 to more than 30,000 square feet and may be highly customized

- Key end markets include:
  - Commercial
  - Institutional
  - Government

Fleet Units (3/31/14): 981

GeneralFINANCE CORPORATION

Diversified Customer Base

North America*
(YTD FY14)
Construction 29%
Industrial 15%
Mining and Energy 15%
Commercial 15%
Services 6%
Education 4%
Govt. 3%
Retail 7%
Other 6%

Asia-Pacific
(YTD FY14)
Building & Construction 15%
Resources 18%
Moving & Transportation 25%
Retail 7%
Consumer 12%
Manufacturing 5%
Other 18%



General Finance serves over 30,000 customers in over 20 industries









GeneralFINANCE CORPORATION

* Not including revenues from the Lone Star Rental, Inc. acquisition, which closed on April 7, 2014

Focus On Lease Fleet Growth and Utilization



Capital investment is focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

GeneralFINANCE
CORPORATION

* Not including approximately 1,400 units that were acquired as a result of the Lone Star Rental, Inc. acquisition, which closed on April 7, 2014

North America Leasing Operations
Pac-Van Overview

- Leases and sells portable storage, liquid storage tank, and office containers; mobile offices and modular buildings

- Focus on increased market penetration in container products

- Pursue accretive acquisitions that will expand branch network and geographic footprint

- TTM (3/31/14) revenues of $86.6 million

- TTM (3/31/14) adjusted EBITDA of $20.0 million*

   

GeneralFINANCE
CORPORATION

* Please see reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

North America Leasing Operations
Pac-Van Network and Fleet

- 31 branches in 18 states in the U.S. and 2 province in Canada
- Total lease fleet of over 18,800 units
- Fragmented portable storage container market in the U.S. and Canada


Edmonton, Alberta, Canada
Calgary, Alberta, Canada
Detroit
Pittsburgh
Trenton
Salt Lake City
Chicago
Bakersfield
Denver
Kansas City
St. Louis
Louisville
Charleston
Las Vegas
LA-Chino
Memphis
Nashville
Charlotte
Phoenix
Atlanta
Dallas
Albany
Jacksonville
Orlando
INDIANA:
Elkhart
Indianapolis
OHIO:
Cincinnati
Cleveland
Columbus
Toledo
KENTUCKY:
Louisville
Paducah


Distribution by Units
(At March 31, 2014)
Mobile offices 25%
Office containers 9%
Modular buildings 5%
Tank containers 7%
Portable storage containers 54%

North America Leasing Operations
Pac-Van Financial Summary



Pac-Van leasing operations are generating strong financial results based on across-the-board growth

- 9mo FY14 Adjusted EBITDA is up 48% from the 9mo FY13 level.

- Leasing revenues have been higher on a year-over-year basis for the last fourteen quarters

- Quarterly average number of new leases and average index (mix adjusted) pricing have each increased on a year over year basis for fifteen consecutive quarters

GeneralFINANCE
CORPORATION

Adjusted EBITDA = Operating income + depreciation and amortization + share-based compensation + goodwill impairment
Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix .

North America Leasing Operations
Lone Star at a Glance



LONE STAR TANK RENTAL INC.™

- Leases portable liquid storage tank containers and containment products and provides certain fluid management services
- Serves the oil and gas industry in the Permian and Eagle Ford basins of Texas
- Adds two branches and approximately 1,400 units
- Year ended 12/31/13 revenues of $44.4 million
- Year ended 12/31/13 adjusted EBITDA of $20.4 million*







Permian shale basin
New Mexico
Oklahoma
Arkansas
Texas
Dallas
Kermit
Louisiana
Austin
Kenedy
Eagle Ford shale basin
Gulf of Mexico
MEXICO
80 miles
Source: www.rrc.state.tx.us/

GeneralFINANCE CORPORATION

* Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

North America Manufacturing Operations
Southern Frac, LLC

- Southern Frac LLC, a portable liquid storage tank container manufacturer based in Texas

- Steady flow of supply and ongoing source of leasing referrals for North America Leasing Operations

- Provider for new and existing end markets
  - Chemical and Industrial
  - Environmental remediation
  - Oil & Gas exploration
  - Wastewater treatment
  - Waste management

- 9moFY14 Highlights
  - Sales to external customers of $13.0 million
  - Intercompany sales to North America Leasing of $16.4 million
  - Adjusted EBITDA of $3.9million*
  - TTM (3/31/14) Adjusted EBITDA of $4.7 million*





GeneralFINANCE
CORPORATION

* Prior to intercompany adjustments of $2.8 million in 9mo FY14 and $3.8 million in TTM 3/31/2014.
Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

Asia-Pacific Leasing Operations

- Over 50% ownership of Royal Wolf Holdings Ltd. (ASX:RWH)
- Leases and sells portable storage and freight containers; portable buildings
- Largest branch network and fleet throughout Australia and New Zealand with a leading market share in excess of 35%
- 99 unique container products offered across 3 product areas
- National accounts capabilities to service large multi-region customers
- TTM (3/31/14) revenues of US$156.3 million
- TTM (3/31/14) adjusted EBITDA of US$42.4 million*









* Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

Asia-Pacific Network and Fleet

- 20 customer service centers (CSCs) in Australia and 8 CSCs in New Zealand
- Total lease fleet of over 40,600 units
- Largest lease fleet in Australia and New Zealand



Darwin
NT
Cairns
Townsville
QLD
Rockhampton
Brisbane - Banyo
Project Division
Brisbane - Yeerongpilly
Gold Coast
WA
Geraldton
SA
Perth-Bayswater
Perth-Bibra Lake
NSW
Newcastle
Central Coast
Sydney-St Marys, Moorebank
ACT
Adelaide
VIC
Canberra
Footscray
Melbourne-Sunshine
Melbourne-Clayton
Auckland
Silverdale
Hamilton
Tauranga
Palmerston North
Wellington
TAS
Hobart
Christchurch
Dunedin

Distribution by Units

(At March 31, 2014)



Freight Containers 24%
Portable Buildings 10%
Portable storage containers 66%

Asia-Pacific Financial Summary



- EBITDA CAGR of 29% (FY2006 to FY2013)

- Margin expansion to 28.1% from 10.5% (FY2006 to FY2013)

- Margin expansion the result of higher percentage of leasing and higher margin products

- 9mo FY14 impacted by over A$12 million lower margin sales to a national freight logistics customer

GeneralFINANCE
CORPORATION

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment
Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix

Capital Structure as of 3/31/14

	GFN	Royal Wolf	Pac-Van	Southern Frac
Consolidated cash	• $8.3 million			
Debt		• $108.2 million outstanding on $118.8 million Senior Credit Facility[1][2] • $0.1 million other debt	• $97.5 million outstanding on $200.0million Senior Credit Facility[3]	• $7.1 million outstanding on $13.5 million Senior Credit Facility • $1.4 million mortgage • $1.1 million seller note
Common equity	• 24.4 million shares outstanding	• 100.4 million shares outstanding • Over 50% of shares owned by General Finance	• 100% owned by General Finance	• 90% owned by General Finance
Cumulative preferred stock	• $40.1 million			

[1] Royal Wolf figures are translated into U.S. Dollars based on $0.9251 AUD/USD as of 3/31/14.
[2] In May 2014, Royal Wolf increased its credit facility by over A$55 million to A$175 million.
[3] In February 2014, Pac-Van increased its credit facility by $80 million to $200 million.

GeneralFINANCE
CORPORATION

Consolidated Financial Summary

Financial highlights (9mo FY14 versus 9mo FY13):

- Leasing revenues comprised 54% of total non-manufacturing revenues versus 55% for the 9mo FY13

- Adjusted EBITDA increased by 14% to $45.7 million

- Net income attributable to common shareholders was $3.1 million, or $0.12 per share*

- Total unit lease fleet utilization was 79% at quarter end



* 9mo FY14 net income includes a $0.10 per share reduction as a result of the Series C cumulative preferred dividend.

Adjusted EBITDA = Operating income + depreciation and amortization + share-based compensation + goodwill impairment. Please see Reconciliation of Consolidated Adjusted EBITDA in the Appendix.

Appendix

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income for our operating units.

GeneralFINANCE
CORPORATION

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)

	Year Ended June 30,				Nine Months Ended March 31,		TTM March 31,*
	2010	2011	2012	2013	2013	2014	2014
Net income (loss)	($8,956)	($8,858)	$8,742	$11,413	$9,121	$10,610	$12,902
Add (Deduct) --							
Provision (benefit) for income taxes	(1,261)	2,958	5,360	8,195	5,591	7,621	10,225
Foreign currency exchange loss (gain) and other	(1,948)	(4,125)	(443)	(1,028)	(583)	1,061	616
Interest expense	15,974	20,293	12,743	10,969	8,604	7,216	9,581
Interest income	(234)	(487)	(157)	(58)	(43)	(37)	(52)
Depreciation and amortization	19,619	19,165	18,924	22,241	16,406	17,848	23,683
Impairment of goodwill	7,633	5,858	---	---	---	---	---
Share-based compensation expense	629	693	901	1,316	968	1,403	1,751
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	369	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	802	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,311	---		---	---	---
Adjusted EBITDA	$31,456	$37,979	$46,070	$53,048	$40,064	$45,722	$58,706

GeneralFINANCE
CORPORATION

* Does not include results from Lone Star Tank Rental, Inc.. which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA - Pac-Van

(in thousands)

	Year Ended June 30,				Nine Months Ended March 31,		TTM March 31,
	2010	2011	2012	2013	2013	2014	2014
Operating income (loss)	($1,496)	($1,535)	$5,881	$8,403	$6,238	$10,419	$12,584
Add --							
Depreciation and amortization	6,440	6,023	5,789	6,154	4,460	5,423	7,117
Impairment of goodwill	7,633	5,858	---	---	---	---	---
Share-based compensation expense	165	94	197	259	183	240	316
Adjusted EBITDA	$12,742	$10,440	$11,867	$14,816	$10,881	$16,082	$20,017

GeneralFINANCE
CORPORATION

Reconciliation of Operating Unit Adjusted EBITDA - Lone Star Tank Rental, Inc.

(in thousands)

	Year Ended December 31,
	2013
Revenues	$44,357
Direct costs of rental operations	17,745
Selling and general expenses	6,223
Depreciation and amortization	5,356
Operating income	$15,033
Add --	
Depreciation and amortization	$5,356
Adjusted EBITDA	$20,389

GeneralFINANCE
CORPORATION

Reconciliation of Operating Unit adjusted EBITDA - Southern Frac

(in thousands)

	Year Ended June 30,	Nine months Ended March 31,		TTM March 31,
	2013*	2013	2014	2014
Operating income	$607	$68	$3,083	$3,622
Add --				
Depreciation and amortization	681	419	742	1,004
Share-based compensation expense	28	10	78	96
Adjusted EBITDA	$1,316	$497	$3,903	$4,722

General FINANCE CORPORATION

* For the 9 months of fiscal year 2013 since October 1, 2012, the date the Company acquired Southern Frac.

Reconciliation of Operating Unit Adjusted EBITDA - Royal Wolf

(in thousands)

	Year Ended June 30,				Nine Months Ended March 31,		TTM March 31,	TTM March 31,
	2010	2011	2012	2013	2013	2014	2014	2014
Operating income	A$9,014	A$14,336	A$23,185	A$26,397	A$19,405	A$20,768	A$27,760	US$25,915
Add (Deduct) --								
Depreciation and Amortization	14,925	13,262	12,704	14,997	11,088	12,964	16,873	15,713
Share-based compensation expense	126	143	297	567	413	657	811	752
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	345	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	750	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,225	---	---	---	---	---	---
Adjusted EBITDA	A$24,065	A$30,061	A$36,186	A$41,961	A$30,906	A$34,389	A$45,444	US$42,380








GeneralFINANCE
CORPORATION

NASDAQ: GFN